UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            Golden Enterprises, Inc.
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                                (Name of Issuer)

                    Common Stock, .66 2/3 par value per share
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                         (Title of Class of Securities)

                                    381010107
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                                 (CUSIP Number)

Patty R. Townsend, Chief Financial Officer
One Golden Flake Drive
Birmingham, AL  35205
(205) 323-6161
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) is designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which represents 53.21% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005.

--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Estate and Testamentary Trust of Sloan Y. Bashinsky, Sr.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

          (a)..X................................................................
          (b)...................................................................
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3.  SEC Use Only................................................................
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4.  Source of Funds N/A
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................
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6.  Citizenship or Place of Organization
    Alabama
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Number of       7. Sole Voting Power
Shares Bene-   -----------------------------------------------------------------
ficially by     8. Shared Voting Power 6,297,628 shares
Owned by       -----------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power 6,297,628 shares
               -----------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    6,297,698
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
    53.21
--------------------------------------------------------------------------------

14. Type of Reporting Person
    00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) is designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which represents 53.21% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005.

--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    SYB, Inc. Common Stock Trust
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

          (a)..X................................................................
          (b)...................................................................
--------------------------------------------------------------------------------

3.  SEC Use Only................................................................
--------------------------------------------------------------------------------

4.  Source of Funds N/A
--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
    Delaware
--------------------------------------------------------------------------------

Number of       7. Sole Voting Power
Shares Bene-   -----------------------------------------------------------------
ficially by     8. Shared Voting Power 6,297,628 shares
Owned by       -----------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power 6,297,628 shares
               -----------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    6,297,698
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
    53.21
--------------------------------------------------------------------------------

14. Type of Reporting Person
    00
--------------------------------------------------------------------------------

CUSIP No. 381010107
Explanatory Note
----------------
Sloan Y. Bashinsky, Sr. beneficially owned 6,698,172 shares of the Issuer, which represented 56.6% of the issued and outstanding shares of the Issuer. Mr. Bashinsky died on August 2, 2005. Upon Mr. Bashinsky's death, pursuant to terms in his Last Will and Testament and the SYB, Inc. Common Stock Trust created by Mr. Bashinsky, the Board of Directors of the Issuer (other than Audit Committee members) is designated to vote shares of stock of the Issuer (the "Voting Committee") beneficially owned by his Estate, Testamentary Trust and SYB, Inc. Common Stock Trust, which represents 53.21% of the Issuer's common stock. Mr. Bashinsky's death and the Voting Committee were previously disclosed and reported on Form 8-K filed with the Commission on August 18, 2005 and in Golden Enterprises' annual proxy statement dated September 1, 2005. SYB, Inc. reported its ownership on Form 3 filed on August 5, 2005.

--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

Voting Committee created under the Last Will and Testament of Sloan Y. Bashinsky, Sr. and the SYB, Inc. Common Stock Trust. The Voting Committee consists of the following individuals: Joann F. Bashinsky, Mark W. McCutcheon, John P. McKleroy, Jr., J. Wallace Nall, Jr., F. Wayne Pate, John S. Stein, Thomas L. Davis
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

          (a)..X................................................................
          (b)...................................................................
--------------------------------------------------------------------------------

3.  SEC Use Only................................................................
--------------------------------------------------------------------------------

4.  Source of Funds N/A
--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .................
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
    Alabama
--------------------------------------------------------------------------------

Number of       7. Sole Voting Power
Shares Bene-   -----------------------------------------------------------------
ficially by     8. Shared Voting Power 6,297,628 shares
Owned by       -----------------------------------------------------------------
Each            9. Sole Dispositive Power
Reporting      -----------------------------------------------------------------
Person With    10. Shared Dispositive Power 6,297,628 shares
               -----------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    6,297,698
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
    53.21
--------------------------------------------------------------------------------

14. Type of Reporting Person
    00
--------------------------------------------------------------------------------

CUSIP No. 381010107

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $.66 2/3 per share (the "Shares"), of Golden Enterprises, Inc., a Delaware corporation (the "Issuer") and is being filed by the Estate and Testamentary Trust of Sloan Y. Bashinsky, Sr., the SYB, Inc. Common Stock Trust and the Voting Committee (the "Reporting Persons"). The Issuer's current principal executive offices are located at One Golden Flake Drive, Birmingham, Alabama 35205.

Item 2. Identity and Background

     This schedule is filed on behalf of the Estate and Testamentary Trust of Sloan Y. Bashinsky, Sr., the SYB, Inc. Common Stock Trust and the Voting Committee (referred to herein individually as "Reporting Person" and collectively as "Reporting Persons"). The names, residences or business addresses and principal occupation of the Reporting Persons are set forth below. None of the Reporting Persons have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are domiciled in the United States.

Reporting Persons                  Principal Address                       Principal Occupation/Business
------------------                 -----------------                       -----------------------------

Estate and Testamentary Trust      Suite 312 - 21 Office                                N/A
of Sloan Y. Bashinsky, Sr.         Plaza Building
                                   2101 Magnolia Avenue South
                                   Birmingham, Alabama 35205

SYB, Inc. Common Stock Trust       Suite 312 - 21 Office                                N/A
                                   Plaza Building
                                   2101 Magnolia Avenue South
                                   Birmingham, Alabama 35205

Voting Committee
consisting of:

Joann F. Bashinsky                 3432 Briarcliff Road East               Chairman and CEO of
                                   Birmingham, Alabama 35223               SYB, Inc.

Mark W. McCutcheon                 Golden Flake Snack Foods, Inc.          CEO and President of
                                   Post Office Box 2447                    the Issuer and President
                                   Birmingham, Alabama 35201               of Golden Flake Snack
                                                                           Foods, Inc.

John P. McKleroy, Jr.              Spain & Gillon, L.L.C.                  Attorney and member
                                   2117 Second Avenue North                with Spain & Gillon,
                                   Birmingham, Alabama 35203               L.L.C.

J. Wallace Nall, Jr.               Nall Development Corporation            President of Nall
                                   119 Euclid Avenue                       Development
                                   Birmingham, Alabama 35213               Corporation and
                                                                           General Partner of
                                                                           Nall Partnership, Ltd.

F. Wayne Pate                      1309 Kingsway Lane                      Retired President of
                                   Birmingham, Alabama 35243               the Issuer

John S. Stein                      Golden Flake Snack Foods, Inc.          Chairman of the Board
                                   One Golden Flake Drive                  of the Issuer
                                   Birmingham, Alabama 35205

Thomas L. Davis                    75 Saddlebrook Drive                    Retired Employee/Officer
                                   Jackson, Tennessee 38305                of Golden Flake Snack
                                                                           Foods, Inc.


Item 3. Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4. Purpose of Transaction

     Sloan Y. Bashinsky, Sr. died on August 2, 2005. At the time of Mr. Bashinsky's death, he beneficially owned 6,698,172 shares of common stock of the Issuer which constituted voting control of the Issuer. The stock beneficially owned by Mr. Bashinsky was registered in and held by the following entities:

        SYB, Inc., a Delaware corporation                    5,283,128 shares

        SYB, Inc. as Trustee of the
        Sloan Y. Bashinsky, Sr. Trust
        Dated February 16, 1982
        ("SYB, Inc. Trust")                                  1,000,000 shares

        Bashinsky Foundation, Inc., an Alabama                 400,544 shares
        non-profit corporation

        Sloan Y. Bashinsky, Sr.                                 14,500 shares

     As a result of Mr. Bashinsky's death and the probate of his Will on August 12, 2005, the 1,000,000 shares held in the SYB, Inc. Trust and the 14,500 shares held in his name have passed to his Estate/Testamentary Trust created under his Will. SYB, Inc. continues to own 5,283,128 shares and the Bashinsky Foundation, Inc. continues to own 400,544 shares.

     Mr. Bashinsky's Will and the SYB, Inc. Common Stock Trust provide that shares of the Issuer held by SYB, Inc. and his Estate/Testamentary Trust, along with the voting shares of SYB, Inc., shall be voted by a committee made up of each member of the Board of Directors of Golden Enterprises, Inc. and one member designated by his Estate Personal Representatives/Trustees ("Voting Committee"). The Estate Personal Representatives and Trustees have appointed Thomas L. Davis to serve on the Voting Committee. The Board members who serve on the Audit Committee of the Issuer have resigned from any participation in the Voting Committee. Consequently, the 5,283,128 shares of the Company stock held by SYB, Inc. and the 1,014,500 of the Company stock held by Mr. Bashinsky's Estate/Testamentary Trust, all of which constitute a majority of the voting stock of the Company (53.21%), will be voted by the Voting Committee (the shares of Issuer's stock held by Bashinsky Foundation, Inc. are not voted by the Voting Committee). The decision of the majority of the members of the Voting Committee shall govern how the stock is voted. The Estate and Testamentary Trust of Sloan
Y. Bashinsky, Sr., the SYB, Inc. Common Stock Trust and the Voting Committee constitute a voting group under Rule 13D-5 and will be reported as such and the Issuer will remain a Controlled Corporation for reporting purposes.

Item 5. Interest in Securities of the Issuer

     (a) The contents of the cover page of this statement are incorporated into this Item 5 for each Reporting Person.

     (b) Except for the purchase of 2,500 shares by John P. McKleroy, Jr., a member of the Voting Committee, on December 20, 2005, no transaction in the common shares was effected by a Reporting Person since the last filing or within the past 60 days.

     (c) As described in Item 4, the Reporting Persons are classified as a voting group pursuant to Rule 13D-5.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to Be Filed as Exhibits

     1) Excerpts of Last Will and Testament of Sloan Y. Bashinsky, Sr. creating the Voting Committee.

     2) Excerpts of SYB, Inc. Common Stock Trust creating the Voting Committee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESTATE AND TESTAMENTARY TRUST OF SLOAN Y. BASHINSKY, SR.

    1/25/06
----------------------------------------------
Date
    /s/ John S. Stein
----------------------------------------------
Signature
John S. Stein, Personal Representative
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ M. Owen Sims
----------------------------------------------
Signature
M. Owens Sims, Personal Representative
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ John P. McKleroy, Jr.
----------------------------------------------
Signature
John P. McKleroy, Jr., Personal Representative
Name/Title


SYB, INC. COMMON STOCK TRUST

    1/25/06
----------------------------------------------
Date
    /s/ John P. McKleroy, Jr.
----------------------------------------------
Signature
John P. McKleroy, Jr., Trustee
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ M. Owens Sims
----------------------------------------------
Signature
M. Owens Sims, Trustee
Name/Title

VOTING COMMITTEE CREATED UNDER THE LAST WILL AND TESTAMENT OF SLOAN Y. BASHINSKY, SR. AND SYB, , INC. COMMON STOCK TRUST

    1/25/06
----------------------------------------------
Date
    /s/ John S. Stein
----------------------------------------------
Signature
John S. Stein, Chairman and Member
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ John P. McKleroy, Jr
----------------------------------------------
Signature
John P. McKleroy, Jr., Secretary and Member
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ Joann F. Bashinsky
----------------------------------------------
Signature
Joann F. Bashinsky, Member
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ Mark W. McCutcheon
----------------------------------------------
Signature
Mark W. McCutcheon, Member
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ J. Wallace Nall, Jr.
----------------------------------------------
Signature
J. Wallace Nall, Jr., Member
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ F. Wayne Pate
----------------------------------------------
Signature
F. Wayne Pate, Member
Name/Title

    1/25/06
----------------------------------------------
Date
    /s/ Thomas L. Davis
----------------------------------------------
Signature
Thomas L. Davis, Member
Name/Title